FORM 4 _X_ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Forney, John L.	2. Issuer Name and Tickler or Trading Symbol Rock of Ages Corp., ROAC

6.  Relationship of Reporting Person(s) to Issuer

(Check all applicable)

_X_   Director                              ___ 10% Owner

_X_ Officer (give title below)     ___Other (specify below)

__President and Chief Operation Officer/Memorials Division__

(Last) (First) (Middle) Rock of Ages Corp. 369 No. State St.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)		4. Statement for Month/Year 07/02
(Street) Concord, NH 03301			5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing(Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price
Class A Common Stock	07/23/02	M (1)		50,000	A	$4.94
Class A Common Stock	07/23/02	D (1)	V	50,000	D	$6.50	0

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exerciseable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Ownership Form of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	$4.94	07/23/02	M (1)			50,000	Immediately	07/20/04	Class A Common Stock	50,000		0

Explanation of Responses:

(1) Pursuant to a negotiated separation and resignation agreement between the Issuer and the reporting person dated July 23, 2002, on July 31, 2002 the Issuer repurchased the reporting person's option for 50,000 shares of the Issuer's Class A common stock for a purchase price per option share equal to the difference between the last reported sale price of the Class A common stock on the Nasdaq National Market on July 19, 2002 ($6.50) and the exercise price per share of the option ($4.94).

	/s/John L. Forney **Signature of Reporting Person	July 31, 2002 Date

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure